From:	Hildebrandt, Stephani
To:	minored@sec.gov; longjw@sec.gov
Cc:	Boehm, Steven; Pangas, Harry S.; Booth, Scott
Subject:	RE: Fifth Street Senior Floating Rate Corp.
Date:	Wednesday, April 29, 2015 11:39:00 AM
Attachments:	FSFR - Form of CommonStock Pro Supp.docx

FSFR - Form of Warrants Pro Supp.docx

FSFR - Form of Retail Note Pro Supp.docx

FSFR - Form of Institutional Note Pro Supp.docx

Dominic –

As a follow up to my e-mail below, attached please find drafts of the forms of prospectus supplement that will be filed as exhibits to FSFR’s amended N-2.

Please let us know if you have any additional comments or questions.

Thanks,

Stephani

Stephani M Hildebrandt | Counsel | 202.383.0845

From:	Hildebrandt, Stephani
Sent:	Monday, April 27, 2015 4:09 PM
To:	'minored@sec.gov'; 'longjw@sec.gov'
Cc:	Boehm, Steven; Pangas, Harry S.; Scott A. Booth (scott.booth@sutherland.com)
Subject:	Fifth Street Senior Floating Rate Corp.

Dominic and Jeff:

Attached please find a draft response letter and certain corresponding changed N-2 pages relating to the Shelf Registration Statement filed by Fifth Street Floating Rate Corp. As you will note in the draft letter, we will be filing draft prospectus supplements as exhibits to the amended filing. We will provide you will drafts of these materials within the next few days for review prior to filing.

Once you have reviewed, please let us know if you have any additional questions.

Thanks,

Stephani

Stephani M Hildebrandt | Counsel | 202.383.0845